

Mail Stop 4561

August 8, 2008

Karen E. Campo, President
Solarte Hotel Corporation
3rd Street, Isla Colon
Bocas del Toro, Panama

>   **Re: Solarte Hotel Corporation**
>   **Registration Statement on Form F-1**
>   **Filed July 11, 2008**
>   **File No. 333-152294**

Dear Ms. Campo:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that the company has filed its registration statement on Form F-1. Please advise us whether Karen E. Campo is a U.S. resident.

2. We note that you are registering the transfer of 100,000 shares from JK Advisers Hedge Fund. We also note that you were formed and issued shares privately in May 2008. It appears that the entire transaction contemplated includes the resale by the members of the fund. As such, please revise the selling shareholders disclosure throughout this document to include the sale by those members and identify them or advise. Please see Item 9(D) of Form 20-F.

3. In connection with the preceding comment, we note that 100,000 shares were recently issued and are now being distributed to the members of JK Advisers. We note that the remaining shares are all held by your control person. As such, you are now registering the offering of 100% of the shares not held by your control person. The sale by the members of JK Advisors will be the first primary distribution of your shares into the public market. The sales of these shares will facilitate a market for your securities. Thus, it appears that the offering is a primary offering being made "by or on behalf of" the issuer. In order to conduct this type of offering, the issuer must be eligible to use Rule 415(a)(4) of Regulation C. Since the issuer does not qualify to conduct an "at the market" offering under that provision, please revise the registration statement to price all securities offered in this prospectus for the duration of the offering, and to indicate this specific price where appropriate in the prospectus. Also revise to name all selling shareholders as underwriters. Lastly, since this is a primary offering, the offering must be prompt and continuous for the duration of the offering.

4. Please revise to include page numbers in your next amendment.

5. Please revise to include a plan of operations section to discuss your operations for the next 12 months after the offering. Provide a detailed timeline and highlight milestones associated with the start up of your business. Discuss the cost associated with each milestone.

6. Item 4 of Form F-1 specifically request that you provide information required by Part I of Form 20-F. For items in Part I of Form 20-F that you have omitted, please tell us, in your response letter, why you omitted such items. For instance, we note the omission of Item 1 to Part I, in addition to other items and sub-items.

7. We note the reference to the investment fund that provided you with $20,000. Please clarify throughout that the control person of the fund is your counsel, if true.

Prospectus Cover Page

8. Please limit the disclosure on the cover page of the prospectus to the information required by Item 501 of Regulation S-K.

Prospectus Summary

9. We note here and throughout the document you have the company's phone number is listed as (000) 000-0000. Please revise to disclose your telephone number.

Risk Factors

10.   Please revise the risk factor subheadings to highlight the risk and the harm that would be experienced if facts disclosed materialize. As written, your subheadings only highlight facts.

11.   Please revise to include a risk factor to discuss the risk associated with this being a best efforts and no minimum offering.

We have significant capital requirements in connection with our business and we have no operating history.

12.   In the narrative of this risk factor, we note the disclosure that you have no experience in hotel development. The risk of lack of experience is separate and different from the risks disclosed in the subheading. Please revise to provide a separate risk factor to highlight the risk associated with your management not having any prior experience in hotel development, if true.

Additional Information

13.   Please revise to update the address of the public reference room. Please see our website at www.sec.gov.

Dilution

14.   Please explain how you arrived at the values disclosed in the second paragraph.   Also, your dilution table reflects shares purchased by public investors of 3,000,000.   We note in other parts of your document that you are only offering 1,500,000 shares.   Please clarify or revise accordingly.

Use of Proceeds

15.   Considering this is a no minimum best efforts offering, please revise this section to account for the different levels of proceeds you may raise. For instance, please discuss how you would spend the proceeds if only 25%, 50%, or 75% of the offering is sold. Discuss the priority of the uses of proceeds.

16.   We note the closing date of the purchase contract has already passed. Please revise to update the status of this disclosure.

17.   In general, we note disclosure in this section that is more appropriate for a business or plan of operations section. Please relocate disclosure that deals with your business and future operations to the appropriate sections. Also, the discussion of forward looking information should not be included in the use of proceeds section.

18. We note the disclosure here that an ROP provides the right to "use and exploit the property, without the payment of rent or taxes, for a term of years." In your business section, please revise to quantify the "term of years" and clarify if that phrase also applies to rents.

19. We note that development of the property is dependent on an ecological study verifying that there is no coral or sea grass. Please revise your risk factors section to include a risk factor addressing the fact that you have not yet obtained the study for which development is dependent upon. Also, clarify, in the appropriate section, if the management that conducted the visual inspection has any experience with confirming, for ecological purposes, the presences of coral or sea grass.

20. We note the disclosure of estimated construction and development cost in this section and your belief that you would be able to complete this project with the offering proceeds. Please provide us with the basis for the noted estimated costs. In the appropriate section, please revise to discuss arrangements you have with contractors for the development of the property, if any.

21. We note the disclosure about the funds being required at a certain point and the potential of a loan from your officer. Please revise to clarify the time frame when money would be required.

Business

22. Please revise to discuss the material terms of your purchase contract in this section.

23. We note disclosure elsewhere that Karen E. Campo will fund your development if proceeds are not available. Please revise to discuss Ms. Campo's ability to provide funding.

Competition

24. Please revise to disclose the number of hotels you will compete with on Solarte Island.

Employees

25. Please revise to provide your current employee data.

Plan of Distribution

26. We note that this offering will be conducted through Karen E. Campo. Please revise to clarify the exemption she will rely upon in conducting this offering.

If she will rely on Rule 3a4-1, please tell us supplementally how each element of the safe harbor will be met.

Undertakings

27.   Please review the undertakings under Item 512 of Regulation S-K and tell us why you did not include the undertakings of Item 512(a)(4) and 512(a)(5)(ii).

Exhibit

28.   Exhibit 10, which should be your purchase contract, is not visible on EDGAR. Please file an accessible version of the purchase contract with your next amendment.

29.   Please tell us why 1.6 million shares are included in your legality opinion when you are only offering 1.5 million.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Wilson Lee at (202) 551-3468 or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Duc Dang at (202) 551-3386 or me at (202) 551-3233 with any other questions.

Sincerely,

Thomas Kluck
Branch Chief

cc: Hand & Hand
        (via facsimile)